Exhibit 1.01

Nuance Communications Inc., Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “1934 Act”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

This report has not been audited as the Rule provides that if a registrant’s products are “DRC Conflict Undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

Company Overview

Nuance’s solutions are used in healthcare, mobile, consumer, enterprise customer service, and imaging markets. Our solutions are based on our proprietary voice and language platforms and are used every day by millions of people and thousands of businesses for tasks and services such as requesting information from a phone-based self-service solution, dictating medical records, searching the mobile Web by voice, entering a destination into a navigation system, or working with PDF documents. We offer our solutions to our customers in a variety of ways, including through products, hosting, professional services and maintenance and support.

Products Overview

Our product lines are classified in the following categories: software, information technology, computer hardware and other audio-electronics products, including without limitation microphones and headsets.

Supply Chain Overview

Our supply chain contains multiple levels between Nuance and the smelter of any Conflict Minerals. In order to determine the source of materials mined and smelted which become component materials in components or products provided to us or our customers, we necessarily rely on our direct suppliers to provide information on the origin of the Conflict Minerals contained in the components and materials manufactured by them and supplied to or for us, including the sources of Conflict Minerals that are supplied to them from sub-tier suppliers.

We performed an analysis of our products and/or product components, and the suppliers that provide products and components to us. We also communicated to our suppliers to educate our suppliers regarding the relevant, emerging SEC requirements and our supplier expectations. Our analysis was based on supplier survey responses to the items identified in the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI).

We have more than 3,000 suppliers to our Company that provide products, components, software and services across our various business units; of these, we surveyed 119 as part of our due diligence effort. Of the 119 suppliers surveyed, 29 were determined not to be relevant to our existing product offerings or not to provide products containing any Conflict Minerals, 50 indicated a risk of use of Conflict Minerals, 27 indicated no Conflict Minerals were present in products or components provided (requiring additional diligence on our part) and 4 suppliers provided no response. We are currently still evaluating the responses of several of our suppliers and requesting increased visibility into the source of certain materials contained in products or components provided to us.

Exhibit 1.01

With respect to the 50 suppliers where a risk of use of Conflict Minerals was identified, additional diligence was conducted seeking certification of source and the process undertaken to determine source, including underlying certifications and due diligence to determine the identification of the smelter and location where any Conflict Minerals used in a product or component provided to us was refined. Of the 50 suppliers so identified, 37 have not submitted any response yet. Of the 14 suppliers that responded, 1 certified as Conflict Free, 1 expected to certify as Conflict Free, 2 responded undeterminable and 10 have provided a limited response which is under further review.

We have also established a Conflict Minerals Policy and communicated our expectation that our suppliers will determine whether or not products or components supplied to us contain Conflict Minerals and the source of such raw materials and ultimately provide us certified Conflict Free finished products or components.

Reasonable Country of Origin Inquiry

We conducted a Reasonable Country of Origin Inquiry regarding Conflict Minerals utilized in our products. That Reasonable Country of Origin Inquiry was designed to determine whether those Conflict Minerals present in the Company’s products originated in the Democratic Republic of the Congo or an adjoining country or arose from recycled or scrap sources. For the purpose of the required Reasonable Country of Origin Inquiry, we identified 90 suppliers of products that could contain Conflict Minerals. These suppliers were provided the Electronic Industry Citizen Coalition (EICC) questionnaire with respect to their Conflict Minerals Policy and the extent to which Conflict Minerals were used in their processes. Based upon the response received, and our internal assessment of supplier responses, we have determined that products manufactured for us contain Conflict Minerals that did not likely arise from scrap or recycled sources but may have originated in the Democratic Republic of the Congo or an adjoining country, collectively "DRC."

Due to the breath and complexity of our supply chain, it will take a significant amount of additional effort for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFS program, investigating alternative suppliers, and continuing our outreach efforts we hope to further develop transparency into our supply chain.

Despite having conducted a good faith Reasonable Country of Origin Inquiry, we are unable to determine whether our products contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the DRC. As such, the Company’s products produced in calendar year 2013 are DRC Conflict Undeterminable.

Due Diligence Process
Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with standard industry practices and guidelines using the EICC Conflict Minerals Template and with further guidance from the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for Conflict Minerals. We designed our due diligence process, management and measures to conform in all material respects with the guidelines.

Our Conflict Minerals due diligence process included: the development of a Conflict Minerals Policy, establishment of a cross functional working group to oversee Conflict Minerals due diligence, compliance, record keeping, and supplier management and a robust due diligence exercise to determine the efforts of our suppliers to identify the source of Conflict Minerals.

Conflict Minerals Team

We have established a cross functional working group to oversee Conflict Minerals due diligence, compliance, record keeping, and supplier management. This working group includes members of our finance, legal, procurement, operations, research and development and operations teams and is responsible for ensuring compliance with the Rule and reporting on our activities in this area.

Exhibit 1.01

Supplier Engagement

We have continued to engage with our suppliers to gain greater understanding of supplier compliance with the Rule. We will continue to push for Conflict Minerals transparency and elimination from the products and components provided to us. Ongoing feedback from this process and subsequent surveys of our suppliers has allowed us to render the conclusions and statement annotated in this report.

Escalation Procedure

We anticipate the need to establish a management escalation procedure with respect to Conflict Minerals. This policy will provide a mechanism for escalating any issues and concerns regarding our compliance with these requirements. We have also created additional management processes to identify and escalate any issues associated with non-responsive suppliers or problematic responses from suppliers to our qualitative survey.

Maintain Records

We have established our due diligence compliance process and record maintenance system to ensure the retention of relevant documentation in a structured electronic database.

Steps to be Taken to Mitigate Risk and Improve the Due Diligence Program

As we move towards improving our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the Conflict Minerals in our products and components could benefit armed groups in the DRC or adjoining countries:

•	Enhance supplier communication and escalation procedures to improve due diligence data accuracy and completion.

•	Continue to influence the use of Conflict Free smelters to obtain CFS status through our supply chain, where possible.

Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify multiple levels of sub-tier suppliers downstream from our direct suppliers.

We have identified more than 3,000 suppliers to our Company that provide products, components, software and services across our various business units; of these, 119 have been identified to be within the scope of our RCOI. We have performed our initial due diligence of these suppliers and have determined that 50 suppliers have confirmed the use of Conflict Minerals in the products and components they provide us. We have relied on these supplier’s responses to provide us with information about the source of Conflict Minerals contained in the products and components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

Design and Implementation of a Strategy to Respond to Risks

We intend to continue to work with our suppliers who may be sourcing from non-Conflict Free smelters to move towards using Conflict Free smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified
Points in the Supply Chain

We do not have a direct relationship with Conflict Minerals smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the Conflict Minerals. However, we do rely upon industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

Report on Supply Chain Due Diligence and Results

Due Diligence Process

We conducted a survey of our active suppliers using the template developed jointly by the EICC and the Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the "Template"). The Template was developed to facilitate disclosure

Exhibit 1.01

and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to Conflict Minerals. We have also developed a secondary survey that addresses a more qualitative understanding of our suppliers’ compliance approach with respect to utilizing any Conflict Minerals from non-Conflict areas.

Efforts to Determine Country of Origin of Mine or Conflict Minerals

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting the methodology outlined by the CFSI’s joint industry programs and outreach initiatives we anticipate that our suppliers and their sub-tier suppliers will conform to the standards and guidelines set forth therein.

Smelters or Refiners Identified

At this point in our due diligence process, Nuance is unable to identify all of its smelters, refineries or recyclers and scrap supplier sources for any Conflict Minerals in its products and components and therefore, cannot provided an opinion as whether or not the minerals procured from smelters and refineries originate from the DRC or surrounding countries.

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